UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2022

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K, including exhibits 99.1 and 99.2 attached hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file number 333-252081 and 333-226963) and Form S-8 (Registration file number 333-195120) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits:

99.1	Notice and Information Circular
99.2	Proxy
99.3	VIF
99.4	NI Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.
(Registrant)

Date: May 27, 2022	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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